EXHIBIT 21
Subsidiaries of the Company

		Percentage owned by
		Registrant (or Wholly-Owned
	Organized Under	Subsidiary of Registrant)*
Name	the laws of	As of December 31, 2006
Green Dental Laboratories, Inc.	Arkansas	100%
Keller Group, Incorporated	Missouri	100%
Keller Laboratories, Incorporated-Midwest	Missouri	100%*
Keller Laboratories, Incorporated-Southeast	Kentucky	100%*
Impact Dental Laboratories Limited	Ontario	100%